Exhibit 99.3

Record-high operating cash generation(1) of R$5.5 billion in 2018

São Paulo, February 21, 2019. Suzano Pulp and Paper (B3: SUZB5 | NYSE: SUZ), one of the largest integrated pulp and paper producers in Latin America, announces today its consolidated results for the fourth quarter of 2018 (4Q18) and for fiscal year 2018.

HIGHLIGHTS

•                 Record-high Operating Cash Generation(1) and Adjusted EBITDA(2): R$5.5 billion and R$6.8 billion, respectively.

•                 Average pulp price of US$757/ton in 4Q18, despite the weak Chinese market in late 2018.

•                 Cash cost impacted by inputs pegged to USD: R$602/ton, up 4.8% from 2017.

•                 Consolidation of paper price increase in the domestic and export markets, with record-high LTM³ Adjusted EBITDA of R$1,064/ton.

•                 Capital discipline: investments aligned with initial budget.

•                 Dividends: Proposal of distribution in the amount of R$ 600 million.

•                 Rating: obtaining Investment Grade by Standard & Poor’s and reaffirming Investment Grade by Fitch Ratings.

•                 American Depositary Receipts (ADRs) traded on New York Stock Exchange (NYSE) under symbol SUZ.

•                 Conclusion of the business combination with Fibria: Payment of R$27.8 billion to Fibria shareholders, at the ratio of one (1) Fibria share per 0.4613 Suzano share plus a cash portion of R$50.20/share.

Financial Data (R$ million)	4Q18	4Q17	Δ Y-o-Y		3Q18	Δ Q-o-Q		2018	2017	Δ Y-o-Y
Net Revenue	3,229	3,142	2.8%		4,006	-19.4%		13,437	10,521	27.7%
Adjusted EBITDA(2)	1,595	1,425	11.9%		2,118	-24.7%		6,814	4,615	47.7%
Adjusted EBITDA Margin(2)	49.4%	45.4%	4.1	p.p.	52.9%	-3.5	p.p.	50.7%	43.9%	6.8	p.p.
Net Financial Result	1,247	(736)	-269.5%		(1,963)	-163.5%		(4,843)	(1,019)	375.3%
Net Income	1,462	358	308.5%		(108)	-1458.6%		318	1,807	-82.4%
Operating Cash Generation(1)	1,206	1,077	12.0%		1,795	-32.8%		5,545	3,515	57.8%
Net Debt /Adjusted EBITDA(2) (x)	1.5 x	2.1 x	-0.6 x		1.6 x	-0.1 x		1.5 x	2.1 x	-0.6 x

Operational Data (‘000 tons)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Sales	995	1,287	-22.7%	1,239	-19.7%	4,480	4,795	-6.6%
Pulp	645	953	-32.3%	903	-28.5%	3,226	3,615	-10.8%
Paper(3)	350	334	4.8%	336	4.2%	1,254	1,180	6.2%
Production	1,157	1,183	-2.2%	1,275	-9.3%	4,767	4,698	1.5%
Pulp	820	884	-7.3%	941	-12.9%	3,501	3,541	-1.1%
Paper(3)	337	299	12.9%	334	0.9%	1,265	1,157	9.4%

(1) Operating cash generation corresponds to Adjusted EBITDA less sustaining CAPEX. | (2) Excludes non-recurring items. | (3) Includes results of the Consumer Goods Unit.

EARNINGS RELEASE 4Q18

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENS

PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND RENEVUE	3
PULP CASH COST	4
PULP SEGMENT EBTIDA	5
PULP OPERATING CASH GENERATION AND ROIC	5
PAPER BUSINESS PERFORMANCE	6
PAPER SALES VOLUME AND REVENUE	6
PAPER SEGMENT EBITDA	7
PAPER OPERATING CASH FLOW AND ROIC	7
ECONOMIC AND FINANCIAL PERFORMANCE	8
NET REVENUE	8
PRODUCTION	8
COST OF GOODS SOLD	9
OPERATING EXPENSES	9
ADJUSTED EBITDA	9
FINANCIAL INCOME AND EXPENSES	10
DERIVATIVE TRANSACTIONS	11
INDEBTEDNESS	12
INVESTMENTS	14
CASH FLOW AND ROIC	14
DIVIDENDS	15
CAPITAL MARKETS	16
FIXED INCOME	17
RATING	17
EVENTS	18
EVENTS IN THE PERIOD	18
SUBSEQUENT EVENTS	19
UPCOMING EVENTS	20
IR CONTACTS	20
APPENDICES	21
APPENDIX 1 — Operating Data	21
APPENDIX 2 — Consolidated Statement of Income	22
APPENDIX 3 — Consolidated Balance Sheet	23
APPENDIX 4 — Consolidated Statement of Cash Flow	24
APPENDIX 5 — EBITDA	25
APPENDIX 6 — Segmented Statement of Income	26
APPENDIX 7 — Consolidated Pro Forma Date¹ ²	28
Forward-looking Statements	32

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND RENEVUE

In 2018, pulp demand continued to grow, although at a slightly slower pace compared to previous years, mainly due to the challenges faced by the industry in the fourth quarter. Following the trend of prior periods, growth was driven by demand for eucalyptus pulp, which, given its higher supply, gained market share at the expense of other fibers. In terms of supply, it is estimated that, in 2018, approximately 1.5 million tons were eliminated from the market due to unexpected events related to technical problems and weather issues.

The favorable supply and demand balance supported the implementation of solid price increases throughout the year, which, coupled with the strong USD, led to record-high revenue in the pulp business in 2018, despite the decision to build inventories and the challenges in the fourth quarter.

Suzano sold 645,100 tons of market pulp in 4Q18, down 28.5% from 3Q18 and 32.3% from 4Q17. Meanwhile, sales came to 3.2 million tons, declining 10.8% from 2017. The lower sales are explained by the rebuilding of inventories after months operating at below normal levels and by the scenario in the Chinese market in November and December.

The average net pulp price in USD in 4Q18 was US$757/ton, increasing US$5/ton from 4Q18 (+0.7%) and US$78/ton from 4Q17 (+11.4%). In 2018, the average net price stood at US$745/ton, increasing US$147/ton (+24.6%) from 2017, reflecting the higher international pulp price.

The average net price in BRL in 4Q18 was R$2,884/ton, decreasing 3.1% from 3Q18, reflecting the 3.7% appreciation in the BRL against the USD in the last quarter of the year. Compared to 4Q17, the average net pulp price increased 30.7%, explained by the higher net price in USD and the 17.3% depreciation in the BRL against the USD. In 2018, the average net price stood at R$2,722/ton, 42.7% higher than in 2017. The higher net pulp price in BRL also is explained by the higher international pulp price and the weaker BRL in the period.

PULP CASH COST

The consolidated cash cost of market pulp production in 4Q18 was R$681/ton excluding downtimes and R$736/ton including downtimes. The increase of R$62/ton (+10.0%) in relation to 3Q18 is mainly explained by the lower result from energy sales and the lower dilution of fixed costs, both due to the lower production volume in the period.

In 2018, the consolidated cash cost of market pulp production was R$628/ton excluding downtimes (vs. R$599/ton in 2017) and R$658/ton including downtimes (vs. R$626/ton in 2017). The increase of R$29/ton (+4.8%) mainly reflects the higher input costs, which in turn were due to higher chemical and energy prices and the effects from exchange variation on such prices.

Cash cost in 4Q18 increased by R$67/ton compared to 4Q17 (+10.9%), mainly due to higher input prices and higher fixed costs, which in turn were affected by the lower production volume and the consequently lower dilution.

(1) In line with market practices and for comparison purposes, the methodology for calculating cash cost was changed in 1Q18 and does not consider the depletion of the standing timber of third parties.

PULP SEGMENT EBTIDA

Pulp Business	4Q18	4Q17	∆ Y-o-Y	3Q18	∆ Q-o-Q	2018	2017	∆ Y-o-Y
Adjusted EBITDA (R$ ‘000)	1,164,880	1,164,386	0.0%	1,710,722	-31.9%	5,480,691	3,675,466	49.1%
Sales Volume (ton)	645,070	953,004	-32.3%	902,738	-28.5%	3,225,595	3,614,865	-10.8%
Pulp Adjusted EBITDA (R$/ton)	1,806	1,222	47.8%	1,895	-4.7%	1,699	1,017	67.1%

The performance of Adjusted EBITDA from pulp in the above periods reflects primarily the effect from exchange variation in the period and the higher net pulp price in USD, with these effects partially neutralized by the lower sales volume.

PULP OPERATING CASH GENERATION AND ROIC

The profitability of the pulp business in 2018 benefited from the increase in the average pulp price and from the weaker BRL in the period.

Pulp Business (R$ ‘000)	4Q18	4Q17	∆ Y-o-Y	3Q18	∆ Q-o-Q	2018	2017	∆ Y-o-Y
Adjusted EBITDA	1,164,880	1,164,386	0.0%	1,710,722	-31.9%	5,480,690	3,675,466	49.1%
Sustaining Capex	(333,258)	(266,910)	24.9%	(257,565)	29.4%	(1,051,043)	(890,372)	18.0%
Operating Cash Flow	831,622	897,475	-7.3%	1,453,157	-42.8%	4,429,647	2,785,094	59.0%
Cash Taxes(2)						(97,532)	(13,290)	633.9%
Monetization of ICMS						13,007	—	n.a.
Capital Employed						19,128,026	18,264,042	4.7%
Asset						19,798,067	18,901,493	4.7%
Liabilities						670,041	637,451	5.1%
ROIC(1) (%)						22.7%	15.2%	7.5	p.p.

(1) ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities). | (2) Income and Social Contribution taxes.

PAPER BUSINESS PERFORMANCE

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard advanced 1.1% in January and February 2018 compared to the year-ago period, while imports decreased 13.2%.

Suzano’s paper sales came to 350.3 thousand tons in 4Q18, growing 4.8% from 4Q17, driven by sales made by the consumer goods business that are being incorporated into the paper business. The 4.2% increase in sales volume compared to 3Q18 is explained by the seasonality of the domestic market for paper and paperboard and by the incorporation and ramp-up of the products of the consumer goods unit. In 2018, sales came to 1.25 million tons, up 6.2% from 2017.

The average net paper price in the domestic market in 4Q18 stood at R$3,956/ton, representing increases of R$72/ton (1.8%) and R$766/ton (24.0%) compared to 3Q18 and 4Q17, respectively, which is in line with the upward trend in prices in the domestic market. In 2018, the average net price stood at R$3,759/ton, increasing R$575/ton (+1.4%) from 2017.

In USD, the average net paper price in the export market in 4Q18 was US$990/ton, decreasing US$24/ton (-2.3%) from 3Q18 and increasing US$83/ton (+9.1%) from 4Q17. In BRL, the price of paper exports in 4Q18 was R$3,771/ton, decreasing R$241/ton (-6.0%) from 3Q18 and increasing R$825/ton (+28.0%) from 4Q17, mainly due to exchange variation in the period. In 2018, the average net paper price in the export market stood at US$986/ton, up 10.8% (R$96/ton) from 2017.

PAPER SEGMENT EBITDA

Paper Business	4Q18	4Q17	∆ Y-o-Y	3Q18	∆ Q-o-Q	2018	2017	∆ Y-o-Y
Adjusted EBITDA (R$ ‘000)	430,526	260,720	65.1%	407,194	5.7%	1,333,646	922,274	44.6%
Sales Volume (ton)	350,261	334,352	4.8%	336,024	4.2%	1,253,936	1,180,465	6.2%
Paper Adjusted EBITDA (R$/ton)	1,229	780	57.6%	1,212	1.4%	1,064	781	36.1%

The performance of Adjusted EBITDA from paper in 4Q18 compared to 4Q17 and 3Q18 is explained by the price increases successfully implemented in the domestic market, exchange variation in the period and higher sales. Note that the paper business is incorporating the results from the consumer goods business, which is still in the ramp-up phase.

PAPER OPERATING CASH FLOW AND ROIC

In 2018, the profitability of the paper business benefited from higher paper prices in the domestic and export markets, which were partially offset by the higher costs and expenses generated primarily by the consumer goods business, which is still in the ramp-up phase.

	4Q18	4Q17	∆ Y-o-Y	3Q18	∆ Q-o-Q	2018	2017	∆ Y-o-Y
Adjusted EBITDA	430,526	260,720	65.1%	407,194	5.7%	1,333,646	922,274	44.6%
Sustaining Capex	(55,652)	(80,847)	-31.2%	(65,053)	-14.5%	(218,039)	(209,399)	4.1%
Operating Cash Flow	374,875	179,874	108.4%	342,141	9.6%	1,115,606	712,876	56.5%
Cash Taxes(2)						(159,851)	(24,681)	547.7%
Monetization of ICMS						69,847	—	n.a.
Capital Employed						6,747,813	5,692,904	18.5%
Asset						7,487,686	6,336,498	18.2%
Liabilities						739,873	643,594	15.0%
ROIC(1) (%)						15.2%	12.1%	3.1	p.p.

(1) ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities). | (2) Income and Social Contribution taxes.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 4Q18 amounted to R$3,229.2 million. Pulp and paper sales in the quarter amounted to 995.3 thousand tons, decreasing by 19.7% from 3Q18 and by 22.7% from 4Q17. In 2018, net revenue came to R$13,437.3 million, with 4,479.5 thousand tons of paper and pulp sold.

The performance of consolidated net revenue in 4Q18 compared to 3Q18 is explained mainly by the lower pulp sales volume.

Compared to 4Q17, net revenue growth was driven by the higher pulp price in USD (average FOEX in Europe in 4Q18 of US$1,045 vs. US$941 in 4Q17), the higher paper prices in the domestic and export markets and the weaker Brazilian real.

In 2018, the 27.7% increase is explained primarily by the weaker BRL, the higher pulp list price and the higher pulp price in the domestic and export markets, which was affected by the lower pulp sales volume.

PRODUCTION

Production (‘000 tons)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Pulp	820	884	-7.3%	941	-12.9%	3,501	3,541	-1.1%
Paper	337	299	12.9%	334	0.9%	1,265	1,157	9.4%
Total	1,157	1,183	-2.2%	1,275	-9.3%	4,767	4,698	1.5%

In 4Q18, the Imperatriz Unit carried out a scheduled maintenance downtime and the installation of new equipment for the washing system, which adversely affected pulp production volume in comparison with the prior quarter. For 1Q19, maintenance downtimes are scheduled at the Suzano and Limeira units in São Paulo and on Line 2 of the Mucuri Unit in Bahia.

	2018				2019				2020
Unit	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Imperatriz (MA)					no downtime
Mucuri - Line 1 (BA)
Mucuri - Line 2 (BA)	no downtime
Suzano (SP)	no downtime
Limeira (SP)

COST OF GOODS SOLD

Cost of goods sold (COGS) in 4Q18 amounted to R$1,690.8 million or R$1,698.7/ton. COGS decreased 13.9% compared to 3Q18 and 7.0% compared to 4Q17, mainly due to the lower pulp sales volume.

In 2018, total COGS was R$6,918.3 million, 7.3% higher than in 2017, mainly due to the Consumer Goods structure and the higher price of industrial inputs.

COGS (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Pulp	866,118	1,096,140	-21.0%	1,155,471	-25.0%	3,965,732	3,906,089	1.5%
Paper	824,641	722,466	14.1%	807,606	2.1%	2,952,603	2,543,380	16.1%
Consolidated	1,690,759	1,818,605	-7.0%	1,963,077	-13.9%	6,918,335	6,449,469	7.3%

COGS (R$/ton)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Pulp	1,343	1,150	16.7%	1,280	4.9%	1,229	1,081	13.8%
Paper	2,354	2,161	9.0%	2,403	-2.0%	2,355	2,155	9.3%
Consolidated	1,699	1,413	20.2%	1,585	7.2%	1,544	1,345	14.8%

OPERATING EXPENSES

Expenses (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Selling Expenses	165,476	128,285	29.0%	160,988	2.8%	598,726	430,826	39.0%
General and Administrative Expenses	275,613	172,879	59.4%	198,576	38.8%	825,209	528,974	56.0%
Total Expenses	441,089	301,164	46.5%	359,564	22.7%	1,423,935	959,800	48.4%
Total Expenses/Sales Volume (R$/ton)	443	234	89.4%	290	52.7%	318	200	58.8%

Total selling and administrative expenses amounted to R$443/ton in 4Q18, increasing 52.7% and 86.4% from 3Q18 and 4Q17, respectively.

Compared to 4Q17, selling expenses increased 29.0% (R$37 million variation), reflecting the increase of approximately R$30 million associated with the structure for the consumer goods business. Compared to 3Q18, the 2.8% increase is mainly due to higher logistics expenses for paper in the domestic market, given the higher sales volume and longer routes.

The 59.4% increase in general and administrative expenses in relation to 4Q17 is explained by the expenses with the business combination with Fibria (approximately R$90 million), the new payroll charges and the consumer goods structure, especially after the merger of Facepa. In relation to 3Q18, general and administrative expenses increased 38.8%, due to higher expenses related to the business combination with Fibria (approximately R$70 million).

ADJUSTED EBITDA

Consolidated	4Q18	4Q17	Δ Y-o-Y		3Q18	Δ Q-o-Q		2018	2017	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	1,595,406	1,425,106	12.0%		2,117,916	-24.7%		6,814,336	4,614,899	47.7%
EBITDA Margin (%)	49.4%	45.4%	4.1	p.p.	52.9%	-3.5	p.p.	50.7%	43.9%	6.8	p.p.
Sales Volume (ton)	995,331	1,287,356	-22.7%		1,238,762	-19.7%		4,479,531	4,795,330	-6.6%
Adjusted EBITDA (R$/ton)	1,603	1,107	44.8%		1,710	-6.2%		1,521	962	58.1%

Adjusted EBITDA in 4Q18 was R$1,595.4 million. In comparison with 4Q17, Adjusted EBITDA growth was driven mainly by the higher average net price of pulp in USD, the weaker BRL and the higher paper price in the domestic and export markets, with these factors partially neutralized by higher expenses and lower pulp sales.

In relation to 3Q18, Adjusted EBITDA was adversely affected by BRL appreciation, the lower paper and pulp sales volume and the increase in general and administrative expenses.

In 2018, the increase in Adjusted EBITDA compared to 2017 was mainly due to the higher average net pulp price, the weaker BRL and the higher paper price in the domestic and export markets, with these factors partially offset by the lower pulp sales and higher expenses in the period.

FINANCIAL INCOME AND EXPENSES

Financial Result (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Financial Expenses	(465,203)	(342,460)	35.8%	(475,378)	-2.1%	(1,500,374)	(1,218,476)	23.1%
Interest on loans and financing (local currency)	(165,664)	(65,418)	153.2%	(153,877)	7.7%	(440,162)	(393,081)	12.0%
Interest on loans and financing (foreign currency)	(248,761)	(226,947)	9.6%	(143,655)	73.2%	(636,046)	(650,478)	-2.2%
Capitalized interest(1)	(1)	1,986	-100.1%	107	-100.9%	642	7,399	-91.3%
Other financial expenses	(50,777)	(52,080)	-2.5%	(177,953)	-71.5%	(424,808)	(182,316)	133.0%
Financial Income	244,248	57,165	327.3%	133,722	82.7%	459,707	305,778	50.3%
Interest on financial investments	241,300	48,288	399.7%	128,235	88.2%	442,378	285,888	54.7%
Other financial income	2,948	8,876	-66.8%	5,487	-46.3%	17,329	19,890	-12.9%
Monetary and Exchange Variations	355,063	(342,348)	-203.7%	(254,257)	-239.6%	(1,066,650)	(179,413)	494.5%
Foreign exchange variations (Debt)	432,754	(402,905)	-207.4%	(234,205)	-284.8%	(1,311,061)	(163,418)	702.3%
Other foreign exchange variations	(77,691)	60,555	-228.3%	(20,052)	287.4%	244,411	(15,995)	-1628.0%
Derivative income (loss), net(2)	1,113,342	(108,134)	-1129.6%	(1,367,075)	-181.4%	(2,735,196)	73,272	-3832.9%
NDF	473,261	—	#DIV/0!	(547,191)	-186.5%	(1,218,407)	11,054	-11122.3%
Zero-Cost Collars	563,348	(57,439)	-1080.8%	(288,245)	-295.4%	(525,812)	8,545	-6253.4%
Foreign-Currency Debt Hedge	245,043	(49,984)	-590.2%	(526,417)	-146.5%	(817,573)	52,620	-1653.7%
Other(3)	(1,143)	—	n.a.	—	n.a.	(1,143)	—	n.a.
Net Financial Result	(167,167)	(711)	23410.5%	(5,222)	3101.2%	(172,262)	1,053	-16459.1%
Financial Expenses	1,247,450	(735,777)	-269.5%	(1,962,988)	-163.5%	(4,842,513)	(1,018,839)	375.3%

(1) Capitalized interest due to construction in progress.

(2) Variation in mark-to-market adjustment plus adjustments paid and received, considering the end-of-month exchange rate (R$/US$3.8748 on 12/31/2018).

(3) Other includes LIBOR operations.

Financial expenses decreased 2.1% in 4Q18 compared to 3Q18, which is explained by the lower expenses with the commitment fee for the US$4.5 billion in credit facilities made available for the business combination with Fibria and by the effects from exchange variation in the period, with these factors partially offset by the interest on loans taken out as from June 2018 for the business combination. Compared to 4Q17, the 35.8% increase in financial expenses is explained by the loans taken out for the business combination with Fibria and by the weaker BRL in the period.

Compared to 3Q18, financial income in 4Q18 benefitted from the larger cash position amassed for the business combination with Fibria.

Inflation adjustment and exchange variation had a positive impact of R$355.1 million on the Company’s financial result in the quarter, given the effect from the BRL depreciation of 3.7% against the USD on the foreign-denominated portion of debt, with the negative accounting effect on total foreign-denominated debt producing cash effects only upon the respective maturity.

The Company posted net financial income of R$1,247.5 million in 4Q18, compared to the net financial expenses of R$1,963.0 million in 3Q18 and of R$735.8 million in 4Q17.

DERIVATIVE TRANSACTIONS

Suzano carries out derivatives transactions exclusively for hedging purposes.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to cash flow management. The policy currently stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-deliverable Forwards (NDF).

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of a small variation in the exchange rate. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. The Company is protected in scenarios of significant USD appreciation. However, these transactions also limit potential gains in scenarios of extreme BRL depreciation. The characteristics allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The current scenario of volatility in the BRL/USD exchange rate made this strategy more appropriate for protecting the cash flow of the Company, which is constantly monitoring the market and analyzing the attractiveness at any given moment of any full or partial reversal in the transaction.

At December 31, 2018, the value of the principal of operations involving forward dollar sales through ZCCs was US$2,340 million, whose maturities are distributed from January 2019 to April 2020 and were contracted in a range from R$3.70 to R$5.26, as well as NDFs whose principal was US$50 million, with an average forward rate of R$4.09.

Cash Flow Hedge	Maturity	Strike Range / Average Forward	Notional (US$ million)
Zero-Cost Collars	1Q19	3.70 – 4.00	380
Zero-Cost Collars	2Q19	3.70 – 4.00	275
Zero-Cost Collars	3Q19	3.74 – 4.12	520
Zero-Cost Collars	4Q19	3.63 – 4.03	520
Zero-Cost Collars	1Q20	3.90 – 4.44	500
Zero-Cost Collars	2Q20	3.93 – 5.26	145
NDF	3Q19	4,085	50
Total			2,390

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered into as a way to mitigate the mismatch between financial assets and liabilities.

At December 31, 2018, the Company held US$1,509 million in swaps of CDI and LIBOR for a fixed rate in USD. In 4Q18, derivative transactions posted a gain of R$155 million.

Debt Hedge	Maturity	Receive	Pay	Notional (USD million)
Swap	2020	Brazilian Real CDI	US Dollar Fixed	752
Swap	2023	Libor	US Dollar Fixed	757
Total				1,509

In addition to hedge operations for cash flow and debt, the Company carried out new hedge operations for the business combination with Fibria. All derivative instruments to hedge the transaction are plain vanilla, as approved by the Company’s Derivatives Policy.

At December 31, 2018, the value of the principal of operations involving forward dollar sales through NDFs was US$100 million, with an average forward rate of R$4.02, which mature June 2019, as well as ZCCs whose principal value was US$700 million, which have maturities distributed from May 2019 to October 2019 and were contracted in a range from R$3.50 to R$4.00. At December 31, 2018, the Company held US$3,650 million in swaps of CDI and LIBOR for a fixed rate in USD.

Fibria’s Operation - Hedge	Maturity	Strike Range / Average Forward / Index	Notional (USD million)
Zero-Cost Collars	2Q19	3.50 -3.99	200
Zero-Cost Collars	3Q19	3.67 – 3.81	450
Zero-Cost Collars	4Q19	3.50 – 4.00	50
Swap	2026	Brazilian Real CDI – US Dollar Fixed	1,650
Swap	2024	Libor – US Dollar Fixed	2,000
NDF	2Q19	4.02	100
Total			4,450

INDEBTEDNESS

Debt (R$ ‘000)	12/21/2018	12/31/2017	Δ Y-o-Y	09/30/2018	Δ Q-o-Q
Local Currency	9,352,787	3,575,049	161.6%	9,638,142	-3.0%
Short Term	1,006,885	600,402	67.7%	1,276,509	-21.1%
Long Term	8,345,902	2,974,647	180.6%	8,361,633	-0.2%
Foreign Currency	26,384,721	8,616,807	206.2%	14,180,594	86.1%
Short Term	2,419,811	1,514,666	59.8%	492,823	391.0%
Long Term	23,964,910	7,102,141	237.4%	13,687,771	75.1%
Gross Debt	35,737,508	12,191,856	193.1%	23,818,736	50.0%
(-) Cash	25,486,018	2,708,338	841.0%	12,970,329	96.5%
Net Debt	10,251,490	9,483,518	8.1%	10,848,407	-5.5%
Net Debt/Adjusted EBITDA(1) (x)	1.5x	2.1x	-0.6x	1.6x	-0.1x

(1) Excludes nonrecurring items.

At December 31, 2018, gross debt amounted to R$35.7 billion, composed of 90.4% long-term maturities and 9.6% short-term maturities, with 73.8% denominated in foreign currency and 26.2% in local currency. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 98.3%. The 50.0% increase in gross debt reflects funds raised during the quarter for the business combination with Fibria.

Meanwhile, net debt stood at R$10.3 billion (US$2.7 billion) on December 31, 2018, compared to R$10.8 billion (US$2.7 billion) on September 30, 2018.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

The ratio of net debt to Adjusted EBITDA in BRL stood at 1.5x on December 31, 2018, compared to 1.6x on September 30, 2018. The ratio of net debt to Adjusted EBITDA in USD stood at 1.4x on December 31, 2018, stable in relation to September 30, 2018.

At December 31, 2017, the average total cost of debt in USD was 5.0% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt ended the quarter at 92 months (vs. 93 months in September 2018).

INVESTMENTS

In 2018, investments amounted to R$2,795.7 million, of which R$1,269.1 million was invested in industrial and forest maintenance. Expenditures on the Structural Competitiveness and Adjacent Businesses projects came to R$1,253.8 million, which primarily consisted of the acquisition of Facepa (R$267.9 million), the acquisition of land and forests from Duratex (R$670.2 million) and the Tissue (Maranhão and Bahia states) and Lignin projects.

Capex (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Sustaining	388,909	347,757	11.8%	322,618	20.5%	1,269,082	1,099,771	15.4%
Industrial Maintenance	107,803	106,897	0.8%	67,624	59.4%	298,986	273,236	9.4%
Forestry Maintenance	281,106	240,860	16.7%	254,994	10.2%	970,096	826,535	17.4%
Structural Competitiveness and Adjacent Business	210,638	122,789	71.5%	432,585	-51.3%	1,253,765	489,831	156.0%
Other	48,351	23,891	102.4%	110,578	-56.3%	272,872	165,545	64.8%
Total	647,898	494,437	31.0%	865,781	-25.2%	2,795,719	1,755,148	59.3%

CASH FLOW AND ROIC

(R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Adjusted EBITDA	1,595,406	1,425,106	12.0%	2,117,916	-24.7%	6,814,336	4,614,899	47.7%
Sustaining Capex	(388,909)	(347,757)	11.8%	(322,618)	20.5%	(1,269,082)	(1,099,771)	15.4%
Operating Cash Flow	1,206,497	1,077,349	12.0%	1,795,298	-32.8%	5,545,254	3,515,128	57.8%

Operating cash generation was R$1.2 billion in 4Q18, with growth in relation to 4Q17 reflecting the higher pulp and paper prices and the weaker BRL in the period, with these factors partially offset by the lower pulp sales volume. In relation to 3Q18, the 32.8% reduction is mainly due to the lower pulp sales volume.

In 2018, operating cash generation was R$5.5 billion, primarily reflecting the higher pulp and paper prices and exchange variation in the period, with these factors partially neutralized by the lower pulp sales volume.

Consolidated ROIC stood at 20.8%. The 6.2 p.p. increase compared to 2017 is explained by the higher profitability of the pulp segment resulting from the higher pulp price and the BRL depreciation against the USD, as well as the successful implementation of the paper price increase in the domestic and export markets.

Consolidated ROIC (R$ ‘000)	2018	2017	Δ Y-o-Y
Operating Cash Flow	5,545,253	3,515,127	57.8%
Cash taxes(2)	(257,383)	(37,970)	577.9%
Monetization of ICMS	82,854	—	n.a.
Capital Employed	25,875,839	23,956,947	8.0%
Asset	27,285,753	25,237,992	8.1%
Liabilities	1,409,913	1,281,045	10.1%
ROIC(1) (%)	20.8%	14.5%	6.2 p.p.

(1) ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities). | (2) Income and Social Contribution taxes.

DIVIDENDS

Suzano’s Bylaws establish that, for the purposes of the minimum mandatory dividend, the lowest of the following amounts should be considered: i) 25% of net income for the year, less the Legal Reserve and Tax Incentives; or ii) 10% of Operating Cash Generation for the fiscal year.

In 2018, the Company distributed R$210.2 million in dividends for the fiscal year ended December 31, 2017. At the close of 2018, the Company assessed net income of R$318.4 million, with Management proposing to the Extraordinary Shareholders Meeting the distribution of R$3.5 million as the minimum mandatory dividends and the allocation of R$596.5 million to the existing profit reserves, for a total dividend distribution of R$600.0 million.

CAPITAL MARKETS

On December 10, 2018, the Company began trading American Depositary Receipts (ADRs) Level II on the New York Stock Exchange (NYSE) under the symbol SUZ, with each ADR representing two common shares.

On December 31, 2018, SUZB3 stock was quoted at R$38.08/share and SUZ stock was quoted at US$19.40. The Company’s stock is listed on the Novo Mercado, the trading segment of the São Paulo Exchange (B3) with the highest corporate governance standards, and also is traded on the New York Stock Exchange (NYSE) - Level II.

Fonte: Bloomberg.

Fonte: Bloomberg.

On December 31, 2018, the Company’s capital stock was represented by 1,105,826,145 common shares (SUZB3 and SUZ) traded on the B3 and the NYSE, of which 12,042,004 were treasury shares. Suzano’s market capitalization stood at R$42.1 billion on December 31, 2018. In 4Q18, the free-float corresponded to 42.6% of the total capital.

Free-Float Distribution on 12/31/2018

Free-Float Distribution on 12/31/2018

* Latin America excluding Brazil.

FIXED INCOME

	Unit	Dec/17	Sep/18	Dec/18
Suzano 2021 - Price	USD/k	108.1	103.6	103.8
Suzano 2021 - Yield	%	3.1	4.2	3.9
Suzano 2026 - Price	USD/k	109.1	100.5	102.5
Suzano 2026 - Yield	%	4.5	5.7	5.3
Suzano 2029 - Price	USD/k	115.3	100.0	102.5
Suzano 2029 - Yield	%	5.9	6.0	5.7
Suzano 2047 - Price	USD/k	2.4	103.9	103.0
Suzano 2047 - Yield	%	—	6.7	6.8
Treasury 10 years	%	—	3.1	2.7

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

EVENTS

EVENTS IN THE PERIOD

The Material Fact notices and the Notices to the Market mentioned below are available on the website of the Securities and Exchange Commission of Brazil (CVM) and on the Company’s IR website (www.suzano.com.br/ir).

Approval by Brazil’s antitrust agency CADE

On October 11, 2018, the Company, complementing the Material Fact notice dated March 16, 2018, announced to its shareholders and the general market the publication on the website of Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica), on October 11, 2018, of the decision by the General Superintendence of CADE approving, without restrictions, the merger of the operations of Suzano and Fibria Celulose S.A., subject to lapse of the legal term, in accordance with governing law.

Full Reduction in Financial Commitment

On October 25, 2018, the Company, complementing the Material Fact notices dated March 16, 2018, July 31, 2018 and September 25, 2018, informed its shareholders and the market that it approved, in connection with the transaction to combine the operations and shareholdings of the Company and Fibria Celulose S.A. through a corporate restructuring under the terms disclosed in such Material Fact notice, the full reduction of the firm financial commitment with certain international financial institutions for the funding of the cash portion of the Transaction.

Final Approval by Brazil’s antitrust authority CADE

On November 1, 2018, the Company, complementing the Material Fact notice dated March 16, 2018 and the Notice to the Market dated October 11, 2018, informed its shareholders and the general market of the publication on the website of Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica), on October 11, 2018, of a certificate of the decision by the General Superintendence of CADE approving, without restrictions, the corporate restructuring of Suzano and Fibria Celulose S.A. that will result in the combination of the assets and shareholdings of the Companies. The certificate’s publication makes the decision by the General Superintendence approving the Transaction without restrictions final and unappealable under the scope of CADE.

Reopening of Bond Issue (2047)

On November 6, 2018, the Company informed its shareholders and the market that, on said date, (i) it reopened the issue of the “7.000% Senior Notes due 2047”; and (ii) carried out the additional bond issue by Suzano Austria GmbH in connection with the “7.000% Senior Notes due 2047,” in the amount of US$500,000,000.00, with remuneration of interest to investors of 6.850% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. The Notes constitute senior debt and are fully guaranteed by Suzano Papel e Celulose S.A. The Company plans to use the proceeds from the Notes issue for general corporate purposes.

Approval by National Water Transportation Agency (ANTAQ)

On November 14, 2018, the Company informed its shareholders and the general market of the publication in the federal register Diário Oficial da União (DOU) on said date of the decision by the Managing Director of the National Water Transportation Agency (ANTAQ) that, under Resolution 6543, approved, ad referendum the Executive Board, the transfer of control of Fibria Celulose S.A. and its subsidiaries to the Company.

Approval by European Commission and fulfillment of all conditions precedent of the transaction

On November 29, 2018, the Company informed its shareholders and the market that the European antitrust authority approved the combination of its operations and shareholdings, under the Agreement and Plan of Merger approved by the Extraordinary Shareholders Meetings of the Companies on September 13, 2018, subject to the early termination of the hardwood pulp supply agreement entered into by and between Fibria and Klabin S.A., which is the object of the notice to the market published by Fibria and Klabin on May 4, 2015.

Commitment agreement for debentures issue

On December 10, 2018, the Company informed its shareholders and the market that, in connection with the transaction to combine the operations and shareholdings of the Company and Fibria Celulose S.A. through a corporate restructuring under the terms of said Material Fact notice, it entered into a Commitment Agreement with Banco do Brasil for the issue of debentures by the Company, under a firm commitment underwriting agreement, in the total amount of four billion reais (R$4,000,000,000.00) and with maturity one (1) year after the issue date.

Trading of Suzano’s ADRs (SUZ) on NYSE

On December 10, 2018, the Company informed its shareholders and the market of the start of trading, as of said date, of Level II American Depositary Receipts (“ADRs”), in accordance with the program approved by the Securities and Exchange Commission of Brazil (CVM). The Bank of New York Mellon will act as the depositary bank in the United States of America, responsible for issuing the respective depositary shares, at the ratio of 1 American Depositary Share (“ADSs”) for each 2 common shares, and also will act as transfer agent. The Company’s ADRs are being traded on the New York Stock Exchange under the symbol SUZ, CUSIP 86959K105 and ISIN BRSUZBACNOR0 (DR ISIN: US86959K1051).

SUBSEQUENT EVENTS

The Material Fact notices and the Notices to the Market mentioned below are available on the website of the Securities and Exchange Commission of Brazil (CVM) and on the Company’s IR website (www.suzano.com.br/ir).

Conclusion of Fibria Transaction

On January 14, 2019, the Company informed its shareholders and the market that it consummated the corporate restructuring envisaged in the Voting Commitment and Assumption of Obligations entered into on March 15, 2018, with the effective combination of the operations and shareholder bases of Suzano and Fibria, in accordance with the agreement and plan of merger entered into on July 26, 2018 and approved by the shareholders of the Companies in shareholder meetings held on September 13, 2018.

Voting Agreement (Alden)

On January 16, 2019, the Company informed its shareholders and the market that Alden Fundo de Investimento em Ações entered into the Statement of Adherence to the Voting Agreement of the Company, executed on September 28, 2017 between the controlling shareholders of the Company, which regulates, among other covenants, the exercise of the block voting right of shares issued by the Company and bound to the voting agreement, which jointly represent, on the date hereof, 42.56% of the Company’s capital stock. Alden Fundo de Investimento em Ações has among its members signatories to the Voting Agreement of the Company.

Reopening of Bond Issue (2029)

On January 29, 2019, the Company informed its shareholders and the market of the additional issue of bonds by Suzano Austria GmbH in connection with the “6.000% Senior Notes due 2029,” in the amount of US$750,000,000.00, with remuneration of interest to shareholders of 5.465% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2029.

7th Debentures Issuance

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible debentures maturing in January, 2020 with interest rate from 103% to 112% of CDI.

UPCOMING EVENTS

Earnings Conference Call (4Q18)

Data: February, 22, 2019 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília time)	10:00 a.m. (Brasilia time)
8:00 a.m. (New York time)	8:00 a.m. (New York time)
1:00 p.m. (London time)	1:00 p.m. (London time)
Tel: +55 (11) 3193-1001 or (11) 2820-4001	Tel: +1 (646) 828-8246 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Company’s Investor Relations website.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Danielle Cheade

Fernanda Brienza

Roberto Costa

Tel: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1 — Operating Data

Revenue breakdown (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Exports	2,030,847	2,211,404	-8.2%	2,856,528	-28.9%	9,391,616	7,333,630	28.1%
Pulp	1,642,396	1,927,175	-14.8%	2,495,457	-34.2%	8,038,704	6,271,174	28.2%
Paper	388,451	284,229	36.7%	361,071	7.6%	1,352,912	1,062,456	27.3%
Domestic Market	1,198,305	930,916	28.7%	1,148,996	4.3%	4,045,713	3,187,159	26.9%
Pulp	220,227	172,089	28.0%	193,414	13.9%	744,296	620,415	20.0%
Paper	978,077	758,827	28.9%	955,582	2.4%	3,301,417	2,566,743	28.6%
Total Net Revenue	3,229,152	3,142,320	2.8%	4,005,524	-19.4%	13,437,329	10,520,789	27.7%
Pulp	1,862,623	2,099,264	-11.3%	2,688,871	-30.7%	8,783,000	6,891,589	27.4%
Paper	1,366,528	1,043,056	31.0%	1,316,653	3.8%	4,654,329	3,629,199	28.2%

Sales volume (tons)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Exports	671,082	959,895	-30.1%	918,456	-26.9%	3,303,193	3,615,224	-8.6%
Pulp	568,062	863,391	-34.2%	828,442	-31.4%	2,927,590	3,240,992	-9.7%
Paper	103,021	96,504	6.8%	90,014	14.4%	375,603	374,231	0.4%
Paperboard	17,380	19,054	-8.8%	13,594	27.8%	57,585	69,222	-16.8%
Printing & Writing	85,641	77,451	10.6%	76,420	12.1%	318,018	305,009	4.3%
Domestic Market	324,249	327,461	-1.0%	320,306	1.2%	1,176,337	1,180,106	-0.3%
Pulp	77,008	89,613	-14.1%	74,296	3.7%	298,005	373,873	-20.3%
Paper	247,240	237,848	3.9%	246,009	0.5%	878,332	806,233	8.9%
Paperboard	34,129	31,090	9.8%	36,555	-6.6%	130,844	116,498	12.3%
Printing & Writing	188,857	187,593	0.7%	177,645	6.3%	658,324	645,670	2.0%
Other paper(1)	24,254	19,165	26.6%	31,809	-23.8%	89,164	44,065	102.3%
Total sales volume	995,331	1,287,356	-22.7%	1,238,762	-19.7%	4,479,530	4,795,330	-6.6%
Pulp	645,070	953,004	-32.3%	902,738	-28.5%	3,225,595	3,614,865	-10.8%
Paper	350,261	334,352	4.8%	336,024	4.2%	1,253,935	1,180,465	6.2%
Paperboard	51,509	50,144	2.7%	50,149	2.7%	188,429	185,720	1.5%
Printing & Writing	274,498	265,044	3.6%	254,066	8.0%	976,342	950,680	2.7%
Other paper(1)	24,254	19,165	26.6%	31,809	-23.8%	89,164	44,065	102.3%

Average net price (R$/ton)	4Q18	4Q17	Δ Y-o-Y	3Q18	Δ Q-o-Q	2018	2017	Δ Y-o-Y
Exports	3,026	2,304	31.4%	3,110	-2.7%	2,843	2,029	40.2%
Pulp	2,891	2,232	29.5%	3,012	-4.0%	2,746	1,935	41.9%
Paper	3,771	2,945	28.0%	4,011	-6.0%	3,602	2,839	26.9%
Domestic Market	3,696	2,843	30.0%	3,587	3.0%	3,439	2,701	27.3%
Pulp	2,860	1,920	48.9%	2,603	9.9%	2,498	1,659	50.5%
Paper	3,956	3,190	24.0%	3,884	1.8%	3,759	3,184	18.1%
Total	3,244	2,441	32.9%	3,233	0.3%	3,000	2,194	36.7%
Pulp	2,887	2,203	31.1%	2,979	-3.1%	2,723	1,906	42.8%
Paper	3,901	3,120	25.1%	3,918	-0.4%	3,712	3,074	20.7%

(1) Paper from other manufacturers sold by the distributor and tissue paper.

APPENDIX 2 — Consolidated Statement of Income

Consolidated Financial Statement (R$ ‘000)	4Q18	4Q17	Δ Y-o-Y		3Q18	Δ Q-o-Q		2018	2017	Δ Y-o-Y

Net Revenue	3,229,151	3,142,320	2.8%		4,005,524	-19.4%		13,437,329	10,520,790	27.7%
Cost of Goods Sold	(1,690,759)	(1,818,606)	-7.0%		(1,963,077)	-13.9%		(6,918,336)	(6,449,468)	7.3%
Gross Profit	1,538,392	1,323,714	16.2%		2,042,447	-24.7%		6,518,993	4,071,322	60.1%
Gross Margin	47.6%	42.1%	5.5	p.p.	51.0%	-3.3	p.p.	48.5%	38.7%	9.8	p.p.

Operating Expense/Income	(570,853)	(152,123)	275.3%		(308,438)	85.1%		(1,513,234)	(813,417)	86.0%
Selling Expenses	(165,476)	(128,284)	29.0%		(160,988)	2.8%		(598,726)	(430,825)	39.0%
General and Administrative Expenses	(275,613)	(172,879)	59.4%		(198,576)	38.8%		(825,209)	(528,974)	56.0%
Other Operating Income (Expenses)	(133,471)	147,982	-190.2%		47,136	-383.2%		(96,875)	140,510	-168.9%
Equity Equivalence	3,707	1,058	250.4%		3,990	-7.1%		7,576	5,872	29.0%
EBIT	967,539	1,171,591	-17.4%		1,734,009	-44.2%		5,005,759	3,257,905	53.6%

Depreciation, Amortization & Depletion	387,951	355,608	9.1%		415,402	-6.6%		1,563,223	1,402,778	11.4%

EBITDA	1,355,490	1,527,199	-11.2%		2,149,411	-36.9%		6,568,982	4,660,683	40.9%
EBITDA Margin (%)	42.0%	48.6%	-6.6	p.p.	53.7%	-11.7	p.p.	48.9%	44.3%	4.6	p.p.

Adjusted EBITDA(1)	1,595,406	1,425,106	11.9%		2,117,916	-24.7%		6,814,334	4,614,899	47.7%
Adjusted EBITDA Margin(1)	49.4%	45.4%	4.1	p.p.	52.9%	-3.5	p.p.	50.7%	43.9%	6.8	p.p.

Net Financial Result	1,247,457	(735,777)	-269.5%		(1,962,988)	-163.5%		(4,842,513)	(1,018,840)	375.3%
Financial Expenses	244,252	57,165	327.3%		133,722	82.7%		459,707	305,778	50.3%
Financial Revenues	(465,202)	(342,460)	35.8%		(475,378)	-2.1%		(1,500,374)	(1,218,476)	23.1%
Exchange Rate Variation	355,064	(342,348)	-203.7%		(254,257)	-239.6%		(1,066,650)	(179,413)	494.5%
Net Proceeds Generated by Derivatives	1,113,343	(108,134)	-1129.6%		(1,367,075)	-181.4%		(2,735,196)	73,271	-3833.0%
Earnings Before Taxes	2,214,996	435,814	408.2%		(228,979)	-1067.3%		163,246	2,239,065	-92.7%

Income and Social Contribution Taxes	(753,084)	(77,948)	866.1%		121,371	-720.5%		155,214	(431,632)	-136.0%

Net Income (Loss)	1,461,912	357,866	308.5%		(107,608)	-1458.6%		318,460	1,807,433	-82.4%
Net Margin	45.3%	11.4%	33.9	p.p.	-2.7%	48.0	p.p.	2.4%	17.2%	-14.8	p.p.

(1) Excluding non-recurring items.

APPENDIX 3 — Consolidated Balance Sheet

Liabilities and Equity (R$ ‘000)	12/31/2018	09/30/2018	06/30/2018	03/31/2018	12/31/2017

Current Assets
Cash and Cash Equivalent	4,387,453	1,705,762	3,624,737	2,000,336	1,076,833
Financial Applications	21,098,565	11,264,567	4,402,785	1,391,669	1,631,505
Accounts Receivable	2,537,058	2,761,578	2,325,251	2,389,398	2,303,810
Inventories	1,853,104	1,545,585	1,477,406	1,321,436	1,183,567
Recoverable Taxes	296,832	287,116	365,551	320,038	306,426
Prepaid Expenses	72,363	61,480	132,027	182,593	37,016
Other Current Assets	553,517	697,453	451,108	278,188	257,718
Total Current Assets	30,798,892	18,323,541	12,778,865	7,883,658	6,796,875

Non-Current Assets
Other Accounts Receivable	823,409	849,810	1,022,984	816,295	770,792
Biological Assets	4,935,905	5,002,922	4,697,542	4,579,097	4,548,897
Investments	14,338	10,633	6,643	6,712	6,764
Property, Plant and Equipment	17,020,259	17,032,181	16,648,885	16,415,548	16,211,228
Intangible	339,841	346,887	389,624	375,027	188,426
Total Non-Current Assets	23,133,752	23,242,433	22,765,678	22,192,679	21,726,107

Total Assets	53,932,644	41,565,974	35,544,543	30,076,337	28,522,982

Liabilities and Equity (R$ ‘000)	12/31/2018	09/30/2018	06/30/2018	03/31/2018	12/31/2017

Current Liabilities
Accounts Payable	632,565	647,598	646,969	600,564	610,476
Loans and Financing	3,426,696	1,769,332	1,694,415	1,432,974	2,115,067
Tax Liabilities	243,835	132,002	281,530	185,541	125,847
Salaries and Payroll Taxes	234,192	240,797	204,016	154,829	196,467
Other Payable	1,521,390	2,921,262	1,277,304	696,906	660,506
Total Current Liabilities	6,058,678	5,710,991	4,104,234	3,070,814	3,708,363

Non-Current Liabilities
Debentures, Loans and Financing	32,310,813	22,049,402	16,268,057	11,213,131	10,076,789
Deferred taxes	1,038,133	466,255	682,040	1,857,237	1,789,960
Provision	781,697	709,315	687,509	674,881	668,332
Derivatives Instruments	1,040,170	1,277,552	2,279,192	76,797	104,077
Other Liabilities	677,218	705,219	812,058	717,164	553,907
Total Non-Current Liabilities	35,848,031	25,207,743	20,728,856	14,539,210	13,193,065

Shareholders’ Equity
Share Capital	6,241,753	6,241,753	6,241,753	6,241,753	6,241,753
Capital Reserve	674,221	380,563	380,563	380,564	394,803
Treasury shares	(218,265)	(218,265)	(218,265)	(218,265)	(241,089)
Profit Reserve	2,992,590	2,897,784	2,897,784	2,927,760	2,927,762
Equity Valuation Adjustment	2,321,708	2,418,918	2,395,646	2,295,927	2,298,327
Retained Earnings/Accumulated Losses	(318,339)	55,560	41,868	16,675	(1,807,435)
Retained Earnings/Losses of the period	318,339	(1,144,210)	(1,036,430)	813,127	1,807,433
Total Equity	12,012,007	10,632,103	10,702,919	12,457,541	11,621,554

Non-controlling shareholders interests	13,928	15,137	8,534	8,772	—

Total Liabilities and Equity	53,932,644	41,565,974	35,544,543	30,076,337	28,522,982

APPENDIX 4 — Consolidated Statement of Cash Flow

Cash Flow Statement (R$ ‘000)	4Q18	4Q17	2018	2017
Cash flow from operating activities
Net income/(loss) for the period	1,461,912	357,866	318,460	1,807,433
Depreciation, depletion and amortization	387,951	355,608	1,563,223	1,402,778
Income from sale of fixed and biological assets	(6,458)	10,764	(4,523)	(29,005)
Equity pick-up in subsidiaries and affiliates	(3,709)	(1,058)	(7,576)	(5,872)
Exchange and monetary variations, net	(209,694)	285,544	1,446,207	2,273
Interest expenses, net	288,834	280,806	789,670	877,313
Derivative gains, net	(1,113,343)	108,134	2,735,196	(73,271)
Expenses from deferred income and social contribution taxes	586,663	13,457	(741,782)	229,445
Interest on actuarial liabilities	10,069	9,505	35,920	38,022
Provision/ (reversal) for contingencies	4,295	10,005	13,285	35,645
Provision/ (reversal) for share-based payments	13,830	(5,516)	131,610	33,715
Addition to allowance for doubtful accounts, net	17	4,180	6,450	39,897
Provision/ (reversal) for discounts - loyalty program	(1,297)	698	27,681	(9,497)
Provision/ (reversal) for inventory losses and write-offs	(11,420)	30,066	(34,560)	42,027
Provision for losses and write-off with fixed and biological assets	2,600	35,061	18,103	66,707
Partial Write-off of Goodwill on R&D Agreements	—	18,845	—	18,845
Fair value adjustment of biological assets	135,141	(217,772)	129,187	(192,504)
Other provisions /(reversals)	(80,928)	55,486	75,790	36,049
Increase / (decrease) in accounts receivable	209,963	(398,877)	(179,979)	(666,925)
Decrease/ (increase) in inventories	(321,198)	170,625	(616,682)	58,721
Decrease/ (increase) in recoverable taxes	(1,740)	46,022	50,960	8,702
Increase / (decrease) in other current and non-current assets	104,637	117,530	(11,318)	415,345
Decrease / (increase) in trade accounts payable	(20,248)	(20,178)	1,473	63,236
Increase/(decrease) in other current and non-current liabilities	257,321	(17,830)	192,566	(230,200)
Taxes payable	(183,890)	259,934	567,868	864,315
Payment of interest	(144,261)	(282,472)	(806,758)	(1,006,869)
Payment of other taxes and contributions	254,202	(192,862)	(135,265)	(598,617)
Payment of income and social contribution taxes	(77,806)	(80,978)	(327,282)	(121,177)
Actuarial liability	(26,061)	(21,595)	(26,061)	(21,595)
Contingencies	(41,013)	(17,077)	(41,013)	(17,077)
Net cash from operating activities	1,474,369	913,921	5,170,850	3,067,859

Cash flow from investing activities
Financial investments	(9,867,596)	820,380	(19,340,022)	687,274
Cash from the acquisition of subsidiaries	(21,431)	—	—	—
Acquisition of subsidiaries	21,431	—	(294,473)	—
Additions to fixed assets, intangible assets and biological assets	(677,433)	(537,501)	(2,423,698)	(1,780,302)
Proceeds from asset divestment	51,350	23,596	95,481	84,694
Net cash (used in) / provided by investment activities	(10,493,679)	306,475	(21,962,712)	(1,008,334)

Cash flow from financing activities
Funding	12,392,822	143,516	20,964,722	2,561,954
Funding of Debentures	—	—	4,681,100	—
Settlement of derivative operations	(323,365)	(107,509)	(1,586,415)	39,695
Payment of loans	(264,649)	(1,431,910)	(3,738,577)	(4,533,736)
Payment of dividends	—	(199,827)	(210,205)	(570,568)
Dividends (acquisition) of own shares	—	—	8,514	8,514
Repurchase of own shares	—	(83)	—	(83)
Payment of debts with acquisition of assets	(13,424)	(7,517)	(84,090)	(117,865)
Net cash (used in) / provided by financing activities	11,791,384	(1,603,330)	20,035,049	(2,612,089)

Exchange variation on cash and cash equivalents	(90,383)	19,991	67,433	14,700

Increase (reduction) in cash and cash equivalents	2,681,691	(362,943)	3,310,620	(537,864)

Cash and cash equivalents at the beginning of the period	—	—	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	2,681,691	(362,943)	4,387,453	1,076,833

Statement of the increase (reduction) in cash	2,681,691	(362,943)	3,310,620	(537,864)

APPENDIX 5 — EBITDA

(R$ ‘000, except where otherwise indicated)	4Q18	4Q17	2018	2017
Net Income	1,461,912	357,866	318,460	1,807,433
Net Financial Result	(1,247,457)	735,777	4,842,513	1,018,840
Income and Social Contribution Taxes	753,084	77,948	(155,214)	431,632
EBIT	967,539	1,171,591	5,005,759	3,257,905
Depreciation, Amortization and Depletion	387,951	355,608	1,563,223	1,402,778
EBITDA(1)	1,355,490	1,527,199	6,568,982	4,660,683
EBITDA Margin	42.0%	48.6%	48.9%	44.3%

Expenses with Fibria’s transaction	88,804	—	126,550	—
PIS/Cofins Revision	5,820	—	9,549	—
Write-downs of inventories.	6,969	16,321	24,061	16,321
Adjustment of the fair value of biological assets	135,141	(217,773)	129,187	(192,504)
Equity equivalence	(3,707)	(1,058)	(7,576)	(5,872)
Complement of provision for Variable Remuneration	—	26,474	—	26,474
Provision for losses with fixed assets, write-offs, taxes	—	19,908	7,366	68,012
Provision for intangible asset - Research agreement (FuturaGene)	—	18,845	—	18,845
Provision for losses with sales and scrapping of forest machines	—	14,032	—	14,032
Land conflict agreement	—	—	—	13,690
Valmet Agreement	—	—	(52,780)	—
Sale of Distribution Center - Anchieta	—	—	—	(31,359)
Others	6,889	21,159	8,995	26,578
Adjusted EBITDA	1,595,406	1,425,106	6,814,334	4,614,899
Adjusted EBITDA Margin	49.4%	45.4%	50.7%	43.9%

(1) The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 — Segmented Statement of Income

	4Q18				4Q17
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non- Segmented	Total Consolidated	Pulp	Paper	Non- Segmented	Total Consolidated

Net Revenue	1,862,622	1,366,528	—	3,229,151	2,099,264	1,043,056	—	3,142,320
Cost of Goods Sold	(866,118)	(824,641)	—	(1,690,759)	(1,096,140)	(722,466)	—	(1,818,605)
Gross Profit	996,504	541,887	—	1,538,392	1,003,125	320,590	—	1,323,715
Gross Margin	53.5%	39.7%		47.6%	47.8%	30.7%		42.1%

Operating Expense/Income	(320,994)	(249,858)	—	(570,853)	164,966	(317,089)	—	(152,123)
Selling Expenses	(54,617)	(110,859)	—	(165,476)	(47,574)	(80,711)	—	(128,285)
General and Administrative Expenses	(92,752)	(182,860)	—	(275,613)	(60,508)	(112,371)	—	(172,879)
Other Operating Income (Expenses)	(173,625)	40,154	—	(133,471)	273,047	(125,065)	—	147,983
Equity Equivalence	—	3,707	—	3,707	—	1,058	—	1,058
EBIT	675,510	292,029	—	967,539	1,168,090	3,501	—	1,171,592

Depreciation, Amortization & Depletion	275,202	112,749	—	387,951	254,306	101,301	—	355,607

EBITDA	950,712	404,778	—	1,355,490	1,422,396	104,802	—	1,527,199
EBITDA Margin (%)	51.0%	29.6%		42.0%	67.8%	10.0%		48.6%

Adjusted EBITDA(1)	1,164,880	430,526	—	1,595,406	1,164,386	260,720	—	1,425,106
Adjusted EBITDA Margin(1)	62.5%	31.5%		49.4%	55.5%	25.0%		45.4%

Net Financial Result	—	—	1,247,457	1,247,457	—	—	(735,777)	(735,777)

Earnings Before Taxes	675,510	292,029	1,247,457	2,214,996	1,168,090	3,501	(735,777)	435,815

Income and Social Contribution Taxes	—	—	(753,084)	(753,084)	—	—	(77,948)	(77,948)
Net Income (Loss)	675,510	292,029	494,373	1,461,912	1,168,090	3,501	(813,725)	357,867
Net Margin	36.3%	21.4%		45.3%	55.6%	0.3%		11.4%

(1) Excluding non-recurring items.

	2018				2017
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non- Segmented	Total Consolidated	Pulp	Paper	Non- Segmented	Total Consolidated

Net Revenue	8,782,998	4,654,329	—	13,437,327	6,891,589	3,629,200	—	10,520,790
Cost of Goods Sold	(3,965,732)	(2,952,603)	—	(6,918,335)	(3,906,089)	(2,543,380)	—	(6,449,469)
Gross Profit	4,817,267	1,701,726	—	6,518,993	2,985,500	1,085,823	—	4,071,323
Gross Margin	54.8%	36.6%		48.5%	43.3%	29.9%		38.7%

Operating Expense/Income	(626,884)	(886,350)	—	(1,513,234)	(104,984)	(756,951)	48,518	(813,417)
Selling Expenses	(212,869)	(385,857)	—	(598,726)	(163,879)	(266,948)	—	(430,826)
General and Administrative Expenses	(275,858)	(549,351)	—	(825,209)	(185,141)	(343,833)	—	(528,974)
Other Operating Income (Expenses)	(138,156)	41,282	—	(96,874)	244,035	(152,042)	48,518	140,511
Equity Equivalence	—	7,576	—	7,576	—	5,872	—	5,872
EBIT	4,190,383	815,376	—	5,005,759	2,880,516	328,872	48,518	3,257,906

Depreciation, Amortization & Depletion	1,105,381	457,844	—	1,563,224	1,007,281	395,499	—	1,402,780

EBITDA	5,295,764	1,273,220	—	6,568,983	3,887,795	724,371	48,518	4,660,684
EBITDA Margin (%)	60.3%	27.4%		48.9%	56.4%	20.0%		44.3%

Adjusted EBITDA(1)	5,480,691	1,333,646	—	6,814,336	3,675,466	922,274	17,159	4,614,899
Adjusted EBITDA Margin(1)	62.4%	28.7%		50.7%	53.3%	25.4%		43.9%

Net Financial Result	—	—	(4,842,513)	(4,842,513)	—	—	(1,018,840)	(1,018,840)

Earnings Before Taxes	4,190,383	815,376	(4,842,513)	163,246	2,880,516	328,872	(970,322)	2,239,066

Income and Social Contribution Taxes	—	—	155,214	155,214	—	—	(431,632)	(431,632)
Net Income (Loss)	4,190,383	815,376	(4,687,299)	318,460	2,880,516	328,872	(1,401,954)	1,807,433
Net Margin	47.7%	17.5%		2.4%	41.8%	9.1%		17.2%

(1) Excluding non-recurring items.

APPENDIX 7 — Consolidated Pro Forma Date(1)(2)

Main Indicators - Combined Company (Fibria + Suzano)	4Q18	4Q17	Δ Y-o-Y		3Q18	Δ Q-o-Q		2018	2017	Δ Y-o-Y

Operational
Pulp prodution (‘000 t)	2,581	2,543	1%		2,750	-6%		10,259	9,183	12%
Pulp sales (‘000 t)	2,085	2,850	-27%		2,891	-28%		10,012	9,827	2%
Paper production (‘000 t)	337	299	13%		350	-4%		1,265	1,157	9%
Paper sales (‘000 t)	350	334	5%		336	4%		1,254	1,180	6%

Income Statement
Net revenues - total (R$ million)	7,242	7,189	1%		9,842	-26%		31,702	22,260	42%
Net revenues - pulp (R$ million)	5,853	6,124	-4%		8,499	-31%		26,950	18,538	45%
Net revenues - paper (R$ million)	1,367	1,043	31%		1,317	4%		4,654	3,629	28%
Net average pulp price (R$/t)	2,808	2,149	31%		2,940	-4%		2,692	1,886	43%
Net average pulp price (US$/t)	737	661	11%		743	-1%		737	591	25%
Net average paper price (R$/t)	3,901	3,120	25%		3,918	0%		3,712	3,074	21%

Pulp cash cost with downtimes (R$/t)	669	587	14%		596	12%		651	632	3%
Pulp cash cost without downtimes (R$/t)	652	569	14%		596	9%		622	611	2%

Adjusted EBITDA - total	3,550	3,407	4%		5,387	-34%		16,361	9,567	71%
Adjusted EBITDA - pulp	3,119	3,146	-1%		4,980	-37%		15,027	8,628	74%
Adjusted EBITDA - paper	431	261	65%		407	6%		1,334	939	42%
Adjusted EBITDA margin - total - ex Klabin volumes	52%	51%	0	p.p.	59%	-7	p.p.	55%	46%	9	p.p.
Adjusted EBITDA margin - pulp - ex Klabin volumes	57%	57%	0	p.p.	64%	-7	p.p.	60%	51%	9	p.p.
Operating cash flow (R$ million)	2,378	2,490	-4%		4,371	-46%		12,481	6,502	92%

Net income	2,987	638	368%		1,022	192%		3,378	2,901	16%

Capex
Maintenance Capex	1,172	917	28%		1,016	15%		3,880	3,065	27%
Total Capex	1,802	1,458	24%		1,653	9%		6,711	6,425	4%

Debt
Gross debt	56,405	31,491	43%		45,170	25%		56,405	31,491	79%
Cash position	32,033	9,676	123%		21,600	48%		32,033	9,676	231%
Net debt	24,371	21,815	8%		23,569	3%		24,371	21,815	12%
Net debt/EBITDA R$	1.5	2.3	-0.8		1.5	0.0		1.5	2.3	-0.8
Net debt/EBITDA US$	1.4	2.2	-0.8		1.3	0.2		1.4	2.2	-0.3

Debt pro forma(3)
Gross Debt	62,391	31,491	43%		45,170	25%		56,405	31,491	79%
Cash Position	10,223	9,676	123%		21,600	48%		32,033	9,676	231%
Net Debt	52,168	21,815	8%		23,569	3%		24,371	21,815	12%
Net Debt/EBITDA R$	3.2	2.3	-0.8		1.5	0.0		1.5	2.3	-0.8
Net Debt/EBITDA US$	3.1	2.2	-0.8		1.3	0.2		1.4	2.2	-0.3

(1) Unaudited. Figures represent simple sums or weighted averages of key indicators of Fibria + Suzano.

(2) Fibria data include numbers from Klabin, except when indicated otherwise.

(3) Adjusted by the following transactions carried out to February 21, 2019: (i) payment of the transaction’s Cash Portion on January 14, 2019 (R$27.8 billion); (ii) payment of Fibria’s Certificates of Agribusiness Receivables (CRAs) on January 3, 2019 in the aggregate amount of R$879 million; (iii) debentures issue on January 7th of R$4,000 million; and (iv) retap of the 2029 Bonds on February 5, 2019 (US$780 million at PTAX of 3.67 R$/US$).

Analysis of Results

Net pulp revenue decreased 31% compared to 3Q18, due to the lower pulp sales volume (-28%) and to the average depreciation in the USD against the BRL (4%). Compared to 4Q17, the 4% reduction is explained by the lower sales volume (-27%), which was partially offset by the average appreciation in the USD against the BRL (+17%) and by the higher pulp price in USD (+11%).

Net pulp revenue by region in 4Q18 and 2018:

Net pulp revenue by segment in 4Q18 and 2018:

Pulp cash cost excluding downtimes increased 9% in relation to 3Q18 due to: (i) higher input prices, explained in large part by the lower result from energy sales; (ii) higher fixed cost, mainly due to higher labor costs (including new payroll charges) and lower dilution given the lower production volume; and (iii) higher wood costs. Compared to 4Q17, the increase in cash cost was mainly due to: (i) higher input prices, reflecting the lower result from energy sale and the higher prices of chemicals and energy (affected by the USD appreciation against the BRL); (ii) higher fixed cost, due to higher labor costs, including new payroll charges and the lower dilution of fixed cost given the lower production volume; and (iii) higher wood costs (longer average radius and increased use of third party wood by Fibria). Pulp cash cost including downtimes stood at R$669/t in 4Q18, compared to R$596/t in 3Q18 and R$587/t in 4Q17.

Pulp adjusted EBITDA decreased 37% compared to the previous quarter, mainly due to the lower pulp sales volume, higher SG&A expenses per ton (basically related to the expenses with the business combination with Fibria, new payroll charges and lower dilution of fixed costs), the depreciation in the USD against the BRL and the increase in other operating expenses. Compared to 4Q17, adjusted EBITDA remained stable, since the reduction in sales volume and the increase in cash COGS per ton were offset by the effects from the appreciation in the USD against the BRL (17%) and the 12% increase in pulp price in USD on net revenue.

Debt

(1) Physical cash position and pro forma gross debt consider the accounting balance of Suzano and Fibria on December 31, 2018, adjusted by the following transactions carried out to February 21, 2019:

(i) Payment of the transaction’s Cash Portion on January 14, 2019 (R$27.8 billion);

(ii) Early payment of CRAs on January 3, 2019 in the amount of R$879 million.

(iii) Debentures issue on January 7, 2019 in the amount of R$4.0 billion.

(iv) Re-tap issue of the 2029 Bond of R$2.9 billion on February 5, 2019 (US$780 million at PTAX of 3.67 R$/US$ on February 5, 2019);

(1) Charts consider debt swaps.

The ratio of net debt to Adjusted EBITDA in BRL stood at 1.5x on December 31, 2018, stable in comparison to September 30, 2018. The ratio of net debt to Adjusted EBITDA in USD stood at 1.4x on December 31, 2018, compared to 1.3x on September 30, 2018. The pro forma leverage ratio considering the post-closing events of 2018 (described above) and including payment of the cash portion of R$27.8 billion related to the Suzano-Fibria transaction stood at 3.2x in BRL (3.1x in USD). The pro forma ratio considering cash (including the stand-by credit facilities) and short-term debt stood at 2.0x.

Forward-looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed not to materialize or to differ substantially from the expected results. These risks include changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, and changes in emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.